SECURITIES AND EXCHANGE  COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c), AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 2) 1

GABLES REALTY LIMITED PARTNERSHIP
(Name of Issuer)

Units of Limited Partnership Interest
(Title of Class of Securities)

N/A
(CUSIP Number)

1.  The remainder of this cover page shall be filled out for a reporting person's initial filing on this with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.                                    N/A                                                  13G                                   Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. Identification No. of Above Person: Gables Residential Trust 58-2077868
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ________ (b) ________
3	SEC USE ONLY
4	CITIZENSHIP OF PLACE OF ORGANIZATION: Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5	SOLE VOTING POWER 24,470,770
6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER 24,470,770
8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,470,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.81%
12	TYPE OF REPORTING PERSON * CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO.                                    N/A                                                  13G                                   Page 3 of 5 Pages

Item 1 (a).	Name of Issuer: Gables Realty Limited Partnership
Item 1 (b).	Address of Issuer's Principal Executive Offices: 777 Yamato Road, Suite 510, Boca Raton, FL 33431
Item 2 (a).	Name of Person Filing: Gables Residential Trust
Item 2 (b).	Address of Principal Business Office or, if none, Residence: 777 Yamato Road, Suite 510, Boca Raton, FL 33431
Item 2 (c).	Citizenship: Maryland
Item 2 (d).	Title of Class of Securities: Units of Limited Partnership Interest
Item 2 (e).	CUSIP Number: N/A

Item 3.            If this Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a) [ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b) [ ]	Bank as defined in Section 3 (a) (6) of the Exchange Act.
(c) [ ]	Insurance company as defined in Section 3(a) (19) of the Exchange Act.
(d) [ ]	Investment company registered under Section 8 of the Investment Company Act.
(e) [ ]	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E).
(f) [ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F).
(g) [ ]	A parent holding company or control person, in accordance with Rule 13d-1 (b) (1) (ii) (G).
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act.
(j) [ ]	Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

CUSIP NO.                                    N/A                                                  13G                                   Page 4 of 5 Pages

Item 4.    Ownership

(a)    Amount beneficially owned:
        24,470,770

(b)    Percent of class:
         80.81%

(c)     Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	24,470,770
(ii)	shared power to vote or to direct the vote	0
(iii)	sole power to dispose or to direct the disposition of	24,470, 770
(iv)	shared power to dispose or to direct the disposition of	0

Item 5.    Ownership of Five Percent or Less of a Class.
                N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
                N/A

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the
                Parent Holding Company.
                N/A

Item 8.    Identification and Classification of Members of the Group.
               N/A

Item 9.    Notice of Dissolution of Group.
                N/A

Item 10.  Certifications.
                N/A

CUSIP NO.                                    N/A                                                  13G                                   Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/     February 11, 2003
Date

/s/ Marvin R. Banks, Jr.
Signature

Marvin R. Banks, Jr. Senior Vice President and
Chief Financial Officer
Name/Title